Exhibit 12.1

Winmark Corporation

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	12/30/2006	12/31/2005	12/25/2004	12/27/2003	12/28/2002

Fixed Charges

Interest Expensed/Capitalized	955,747	6,784	—	—	264,200

Amortized premiums/discounts	—	—	—	—	255,900

Est. rental expense interest	90,183	81,075	79,437	80,125	83,673

Subsidiaries Security Dividends	—	—	—	—	—

Total Fixed Charges	1,045,930	87,859	79,437	80,125	603,773

Earnings
Add:

Pretax income from Operations (before equity investments)	5,500,100	4,824,200	7,065,300	6,679,000	6,368,400

Fixed Charges	1,045,930	87,859	79,437	80,125	603,773

Amortization of Capitalized interest	—	—	—	—	—

Distributed income of Equity investees	—	—	—	—	—

Pretax losses of Equity investees for guarantees included in fixed charges	—	—	—	—	—

Less:

Interest Capitalized	—	—	—	—	—

Subsidiaries Security Dividends	—	—	—	—	—

Minority interest in pretax (income)/Loss of subsidiaries w/o fixed charges	—	—	—	—	—

Total Earnings	6,546,030	4,912,059	7,144,737	6,759,125	6,972,173

Ratio of Earnings to Fixed Charges	6.3	55.9	89.9	84.4	11.5